

SE  MISSION

08033207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/07___ AND ENDING ___09/30/08___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MINNESOTA VALLEY INVESTMENTS, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   600 EAST BRIDGE STREET

                          (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED

REDWOOD FALLS   MINNESOTA   56283   DEC 1 0 2008

    (City)   (State)   (Zip Code)

THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   JAMES E NELSON   507-637-3344

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   THOMAS W. STOTESBERY, LTD.

                       (Name – *if individual, state last, first, middle name*)

705 SOUTH MILL STREET	REDWOOD FALLS	MN	SEC 56283 Mail Processing
(Address)	(City)	(State)	Section (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant   DEC 01 2008

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.   Washington, DC 101

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __JAMES E. NELSON_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MINNESOTA VALLEY INVESTMENTS, INC._____ , as of __SEPTEMBER 30_____ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

THOMAS W. STOTESBERY
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2010

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Minnesota Valley Investments, Inc.

Redwood Falls, Minnesota

Financial Statements

September 30, 2008

Thomas W. Stotesbery, Ltd.
Certified Public Accountant

CONTENTS

THOMAS W. STOTESBERY, LTD.
CERTIFIED PUBLIC ACCOUNTANT
705 S. MILL ST., P.O. BOX 247
REDWOOD FALLS, MN 56283

-

(507) 637-5682
FAX (507) 637-8067

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
Minnesota Valley Investments, Inc.
Redwood Falls, MN

We have audited the accompanying statement of financial condition of Minnesota Valley Investments, Inc. (an S corporation) as of September 30, 2008, and the related statement of changes in stockholder's equity, income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Valley Investments, Inc. as of September 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 24, 2008

Minnesota Valley Investments, Inc.
Statement of Financial Condition
September 30, 2008

Assets

Cash	$	45,578
Commissions receivable		8,954
Furniture and equipment, at cost,		
less accumulated depreciation of $ 38,281		25,105
Firm securities, at cost		10,958
Deposit-income taxes		4,799
	$	95,394

Liabilities and Stockholders' Equity

Payable to clearing broker	$	642
Credit cards payable		3,441
Commissions payable		7,418
Payroll taxes payable		3,494
Salaries payable		5,312
		20,307
Stockholders' equity		
Common stock, $ .01 par value, 400,000 shares		
authorized, 100,000 shares issued and outstanding		1,000
Paid-in capital in excess of par value		87,972
Retained earnings		(13,885)
Total stockholders' equity		75,087
	$	95,394

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2008

	Common Stock	Paid-In Capital In Excess of Par Value	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance - beginning of year	$ 1,000	$ 61,313	$ 11,038	$ 73,351
Additional paid-in capital	0	26,659	0	26,659
Net income	0	0	(24,923)	(24,923)
Balance - end of year	$ 1,000	$ 87,972	$ (13,885)	$ 75,087

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Income
Year Ended September 30, 2008

Revenues		
Commissions	$	306,851
Interest and dividends		855
Total Revenues		307,706
Expenses		
Advertising and promotion		9,074
Clearing fees		20,224
Commissions		48,253
Depreciation		5,033
Director fees		4,200
Donations		2,661
Dues and subscriptions		133
Employee benefits		25,602
Insurance		1,089
Interest and finance charges		1,357
Life insurance - officers		11,275
Miscellaneous		84
Office supplies and postage		7,630
Professional fees		19,711
Regulatory fees		3,998
Rent and utilities		8,257
Repairs and maintenance		1,863
Salaries - officers		102,650
Salaries - other		25,168
Taxes - income		174
Taxes - payroll		8,800
Telephone		9,652
Training seminars		4,819
Vehicle expense		8,841
Web site development		2,081
Total Expenses		332,629
Net income	$	(24,923)

The accompanying notes are an integral part of these financial statements.

Minnesota Valley Investments, Inc.
Statement of Cash Flows
Year Ended September 30, 2008

Cash flows from operating activities:

Net loss	$	(24,923)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation		5,033
(Increase) decrease in assets:		
Commissions receivable		792
Deposit-income taxes	(	3,314)
Increase (decrease) in liabilities:		
Payable to clearing broker	(	512)
Credit cards payable		2,194
Commissions payable		495
Payroll taxes payable	(	16,023)
Salaries payable		132
Net cash provided by operating activities	(	36,126)
Cash flows from investing activities:		
Purchases of furniture and equipment	(	12,417)
Additional paid-in capital		26,659
Net cash provided by investing activities		14,242
Net decrease in cash	(	21,884)
Cash at beginning of year		67,462
Cash at end of year	$	45,578

Supplemental disclosures

Cash paid during the year for:

Interest and finance charges	$	1,357
Income taxes	$	3,414

The accompanying notes are an integral part of these financial statements.

Nature of Business

The Company was incorporated on July 6, 1989 and became registered as a broker/dealer with the Securities and Exchange Commission on September 29, 1989. Restrictive approval was granted by the National Association of Securities Dealers (NASD) on September 8, 1989 to engage in the trading of NASD securities.

The Company is not a member of a stock exchange. Mesirow Financial, Inc., a member of all principal stock exchanges, acts as a clearing agent for the Company's stock exchange transactions. Services provided by the clearing agent include cashiering, settlement, confirmation and summary monthly statement functions as required by SEC Rule 15c3-2 and New York Stock Exchange Rule 409. The Company also has a similar relationship with several other nonaffiliated securities dealers.

Summary of Significant Accounting Policies

Securities Transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Depreciation - Office furniture and equipment are being depreciated using estimated useful lives of five to seven years using an accelerated method.

Income Taxes - The Company and its shareholders elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the shareholders are liable for federal and state income taxes on their respective shares of the Company's net income on their individual income tax returns. Also, at that time, the Company elected to retain its fiscal year and may be subject to a required payment to the Internal Revenue Service based on the benefit of the deferral period income allocated to the shareholders.

Use of Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising Costs - The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ending September 30, 2008 totaled $ 4,080.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission
Uniform Net Capital Rule (Rule 15c3-1), which requires the
maintenance of minimum net capital and restricts the payment of
dividends. Since the Company does not hold funds or securities
for, or owes money or securities to, customers and does not carry
customer accounts, the minimum net capital requirement, as
defined, is $ 5,000. At September 30, 2008, the Company had net
capital, as defined, of $ 49,372.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities
in which counterparties primarily include broker-dealers, banks,
and other financial institutions. In the event the counterparties
do not fulfill their obligations, the Company may be at risk. The
risk of default depends on the creditworthiness of the
counterparty or issuer of the instrument. It is the Company's
policy to review, as necessary, the credit standing of each
counterparty.

Rent

The Company rents its office space on a renewable one-year lease.
The terms of the lease require the Company to pay $ 721 per month.
The total rent expense paid under this lease for the year ending
September 30, 2008 totaled $ 7,005.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2008

Minnesota Valley Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2008

Net Capital:		
Stockholders' equity	$	75,087
Increases:		
Firm securities, unrealized appreciation		7,384
Deductions:		
Unallowable assets:		
Furniture and equipment, net	(	25,105)
Receivables	(	352)
Deposit-income taxes	(	4,799)
Haircuts:		
Money market accounts	(	92)
Securities	(	2,751)
Net capital	$	49,372
Aggregate indebtedness:		
Items included in statement of financial condition:		
Credit cards payable	$	3,441
Commissions payable		7,418
Payroll taxes payable		3,494
Salaries payable		5,312
Total aggregate indebtedness	$	19,665
Computation of basic net capital requirement:		
Minimum net capital required	$	1,311
Minimum dollar net capital required	$	5,000
Excess net capital	$	44,372
Excess net capital at 1000%	$	47,405
Ratio: aggregate indebtedness to net captial		.40 to 1

Minnesota Valley Investments, Inc.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2008

The Company is exempt from Rule 15c3-3 under paragraph K(2)(ii) and has signed a voluntary restrictive letter with the National Association of Securities Dealers, Inc. (NASD) to this effect.

The Company was in compliance with the conditions of the exemption for the year ended September 30, 2008.

Minnesota Valley Investments, Inc.
Reconciliation of Computation of Net Capital and the
Computation for Determination of the Reserve Requirements
September 30, 2008

The Company operates on a fully disclosed basis under Rule 15c3-1
Subparagraph (a)(d) and does not hold client/customer funds or
securities. Thus, no reconciliation of the computation for
determination of reserve requirements is necessary.

The computation of net capital (Rule 15c3-1) as presented in this
report differs from the computation of net capital as presented in the
most recent unaudited report (Form X-17A-5) filed for the period ended
September 30, 2008. The differences are due to adjustments in the
books of account for amortization and depreciation and adjustments to
asset and liability accounts.

Net capital as reported on Form X-17A-5 filed for the period ended September 30, 2008	$	53,210
Increase (decrease) in stockholders' equity due to the following adjustments:		
Increase in furniture and equipment, net of depreciation		7,385
Decrease in firm securities	(	7,385)
Increase in deposit-income taxes		3,314
Increase in credit cards payable	(	3,442)
Increase in payroll taxes payable	(	171)
Increase in wages payable	(	132)
Net decrease in stockholders' equity	(	431)
Increase (decrease) in allowable assets:		
Increase in firm securities - unrealized appreciation, net of haircuts		7,292
Net increase in allowable assets		7,292
(Increase) decrease in unallowable assets:		
Increase in furniture and equipment, net of depreciation	(	7,385)
Increase in deposit-income taxes	(	3,314)
Net increase in unallowable assets	(	10,699)
Net capital as presented in this report	$	49,372

Minnesota Valley Investments, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2008

The Company is exempt from Rule 15c3-3 under paragraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

THOMAS W. STOTESBERY, LTD.
CERTIFIED PUBLIC ACCOUNTANT
705 S. MILL ST., P.O. BOX 247
REDWOOD FALLS, MN 56283

-

(507) 637-5682
FAX (507) 637-8067

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL STUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Minnesota Valley Investments, Inc.
Redwood Falls, MN 56283

In planning and performing our audit of the financial statements of MINNESOTA VALLEY INVESTMENTS, INC. for the year ended September 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition on which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Base on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g), under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 24, 2008

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